

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2008

Mr. Carl R. Jonsson
Secretary and Chief Financial Officer
Acrex Ventures Ltd.
570 Granville Street, Suite 1400
Vancouver, B.C. V6C 3P1

     Re: **Acrex Ventures Ltd.**
          Form 20-F for the Fiscal Year Ended December 31, 2006
          Filed May 15, 2007
          Form 20-F/A for the Fiscal Year Ended December 31, 2006
          Filed February 19, 2008
          File No. 000-50031

Dear Mr. Jonsson:

     We have completed our review of your 2006 Form 20-F, and related amendments, and do not, at this time, have any further comments.

               Sincerely,

               Karl Hiller
               Branch Chief